SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)

Fortune Industries, Inc. (FFI)
(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

34963X 20 0
(CUSIP Number)

Robert J. Milford, Esq.
Drewry Simmons Vornehm, LLP
8888 Keystone Crossing, Suite 1200
Indianapolis, Indiana 46240
(317) 580-4848
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP NO. 34963X20 0	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS: John F. Fisbeck
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS : Private Loan from Carter M. Fortune
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH: ______________	7.	SOLE VOTING POWER: 2,786,487
	8.	SHARED VOTING POWER: 384,500
	9.	SOLE DISPOSITIVE POWER: 2,786,487
	10.	SHARED DISPOSITIVE POWER: 384,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,452,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 80.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 34963X20 0	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Carter M. Fortune
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Private Bank Loan
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER: 5,281,597
	8.	SHARED VOTING POWER: 384,500
	9.	SOLE DISPOSITIVE POWER: 5,281,597
	10.	SHARED DISPOSITIVE POWER: 384,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,452,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 80.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 34963X20 0	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Norman G. Wolcott, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER: 100,000
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 100,000
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 100,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 34963X20 0	SCHEDULE 13D

1.
NAMES OF REPORTING PERSONS:
Norman G. Wolcott, Jr. as Trustee for the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor's Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Amendment No. 11 amends the Statement on Schedule 13D dated August 7, 2000, as amended on September 1, 2000, July 9, 2001, July 13, 2001, August 27, 2001, August 15, 2002, July 25, 2003, October 10, 2003, April 21, 2005, September 22, 2005 and January 12, 2007 ("Schedule 13D"), originally filed by David B. McLane, John F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.10 par value per share ("Common Stock"), of Fortune Industries, Inc. (the “Company”), an Indiana corporation. The Company was formerly known as Fortune Diversified Industries, Inc., which was formerly known as WOW Entertainment, Inc., ("WOWI"), which was formerly known as American Gaming & Entertainment, Ltd. ("AGEL"). The Company’s principal offices are located at 6402 Corporate Drive, Indianapolis, Indiana 46278. The par value of the Company’s Common Stock reflects the Reverse Stock Split of the Company’s Common Stock that was implemented on June 2, 2005.

Item 2. Identity and Background.

(a) This Amendment 11 to Schedule 13D is being filed by Carter M. Fortune (“Mr. Fortune”), John F. Fisbeck (“Mr. Fisbeck”) and Norman G. Wolcott, Jr. (“Mr. Wolcott”), individually and as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor’s Trust (the “Trusts”). Mr. Fisbeck and Mr. Fortune have been identified as members of a “group” pursuant to Section 13(d) (3) of the Exchange Act (the “Control Group”). Mr. Wolcott and the Trusts have withdrawn from the Control Group as a result of the sale of substantially all of their shares of Company stock.

(b) The business address for Messrs. Fisbeck and Fortune is 6402 Corporate Drive, Indianapolis, IN 46278. Mr. Wolcott resides at 25762 Nellie Gail Road, Laguna Hills, CA 92653.

(c) Mr. Fortune and Mr. Fisbeck are principally employed as officers of the Company. The principal address for the Company is 6402 Corporate Drive, Indianapolis, IN 46278. Mr. Wolcott is not currently employed.

(d)-(e) During the last five years, no party reporting on this Schedule 13D/A has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) All reporting persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or other Consideration.

Mr. Fortune obtained a commercial bank loan from Fifth Third Bank that was used to purchase 449,562 shares of Company Common Stock from Mr. Wolcott and the Trusts. Mr. Fortune loaned a portion of the proceeds from that bank loan to Mr. Fisbeck, which were used by Mr. Fisbeck to complete his purchase of 449,561 shares of Company Common Stock from Mr. Wolcott and the Trusts.

Item 4. Purpose of Transaction.

Mr. Wolcott and the Trusts sold their shares of Company Common Stock in a private sale to Mr. Fortune and Mr. Fisbeck pursuant to certain call rights arising from an Option Agreement related to the acquisition of Nor-Cote International, Inc. (“Nor-Cote”) by the Company in 2003.

Item 5. Interest in Securities of the Issuer.

(a) As a result of their membership in the Control Group, Mr. Fortune and Mr. Fisbeck may be deemed the beneficial owners of each other’s shares and therefore each may be deemed to be the aggregate beneficial owner of 8,452,584 shares. This amounts to 80.3% of the outstanding shares of Company Common Stock

Mr. Wolcott, subsequent to the sale of substantially all of his shares of Company Common Stock to Mr. Fortune and Mr. Fisbeck and subsequent to his withdrawal from the Control Group, beneficially owns 100,000 of Company Common Stock.

The Trusts do not, subsequent to the sale of all of their shares of Company Common Stock to Mr. Fortune and Mr. Fisbeck and subsequent to their withdrawal from the Control Group, beneficially own any shares of Company Common Stock.

Individually, Mr. Fortune is the beneficial owner of 5,666,097 shares (53.8%) of the Company’s outstanding Common Stock. He is (1) the record owner of 5,281,597 shares, and (2) the beneficial owner of 384,500 shares held by Fisbeck-Fortune Development, LLC (“FFD”), an entity in which he is a member.

Individually, Mr. Fisbeck is the beneficial owner of 3,170,987 shares (30.1%) of the Company’s outstanding Common Stock. He is (1) the record owner of 2,786,487 shares, and (2) the beneficial owner of an additional 384,500 shares held by FFD as stated above.

(b) Information regarding sole or shared voting or dispositive power for each reporting person is set forth on the cover pages hereto. Mr. Fortune and Mr. Fisbeck share dispositive power and potentially voting power with respect to the 384,500 shares of stock held by FFD.

(c) Neither Mr. Wolcott, the Trusts, Mr. Fortune nor Mr. Fisbeck effected any transactions with regard to the Company’s Common Stock during the sixty (60) days prior to the filing of this Schedule 13D/A.

(e) Mr. Wolcott and the Trusts each ceased being the record owner of five percent (5%) or more of Company Common Stock on March 2, 2007 upon the sale of their stock to Messrs. Fisbeck and Fortune. Further, as a result of their withdrawal from the Control Group through this filing, neither Mr. Wolcott nor the Trusts can be considered to be the beneficial owner of any shares held by the other members of that Control Group.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company, Mr. Fortune and Mr. Fisbeck are parties to a unit purchase agreement entered into in February 2007 whereby the Company purchased all of the membership units of Precision Employee Management, LLC (the “Agreement”). The Agreement contains put rights for the sellers of Precision Employee Management that allows them to put up to 258,824 shares of Company Common Stock to Mr. Fortune and Mr. Fisbeck and the Agreement also contains related call rights held by Mr. Fortune and Mr. Fisbeck for the same shares of Company Common Stock.

Item 7. Material to be filed as Exhibits

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Statement

Exhibit 2	Promissory Note by Carter M. Fortune in favor of Fifth Third Bank dated November 20, 2006.

Exhibit 3	Promissory Note by John F. Fisbeck in favor of Carter M. Fortune effective November 20, 2006.

Exhibit 4	Unit Purchase Agreement by and among Fortune Industries, Inc., Carter M. Fortune, John F. Fisbeck, William T. Lickliter, Lawrence C. Bailliere and Charmaine Hayes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2007

/s/ John F. Fisbeck
John F. Fisbeck

/s/ Carter M. Fortune
Carter M. Fortune

/s/ Norman G. Wolcott, Jr.
Norman G. Wolcott, Jr.

/s/ Norman G. Wolcott, Jr., as Trustee
Norman G. Wolcott, Jr., as Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Marital Trust and the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, Survivor’s Trust